Exhibit 99.1

AGM Group Holdings Inc. Acquires Minority Equity Interest in Canadian Currency Exchange Company

BEIJING, China, Aug 9, 2018 /PRNewswire/ -- AGM Group Holdings Inc. (“AGM” or the “Company”) (NASDAQ: AGMH), a financial technology (“FinTech”) company providing trading platform solutions and enabling technologies for brokerage firms and other financial institutions, today announced that it has entered into an equity acquisition agreement to acquire a 5% equity interest in Matrix International Group, Inc. (“Matrix”), a Canadian start-up company providing currency exchange platform services and related software solutions for individual and business clients, from a controlling shareholder of Matrix for consideration.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is an emerging financial technology (“FinTech”) company focusing on delivering innovative trading platform solutions and enhancing technologies for brokerage firms and other financial institutions. For more information, please visit www.agmgroup.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: DylanChiang@agmboard.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1-732-910-9692